HC Capital Trust Value Equity Portfolio

Amendment No. 1 to the Portfolio Management Agreement

Amendment, made as of March 12, 2021, to the Portfolio Management Agreement dated February 11, 2020 (the “Agreement”) between the HC Capital Trust, an investment company registered under the Investment Company Act of 1940 as an open-end, series, management investment company, and Echo Street Capital Management LLC, a limited liability company organized under the laws of the State of Delaware (“Portfolio Manager”). All capitalized terms used in this Amendment and not defined herein shall have the same meaning ascribed to them in the Agreement. Except as specifically set forth herein, all other provisions of the Agreement shall remain in full force and effect.

WHEREAS, Portfolio Manager provides day-to-day portfolio management services to a portion of the HC Capital Trust Value Equity Portfolio (“Portfolio”), a separate series of the Trust, pursuant to the Agreement; and

WHEREAS, the Trust and the Portfolio Manager have agreed to amend the Agreement in a manner that will modify the fees payable to the Portfolio Manager, as more fully set forth herein, and the Trust has determined that such amendment is in the interests of the shareholders of the Portfolio;

NOW, THEREFORE, it is hereby agreed that Section 4 of the Agreement will be replaced in its entirety by the following:

4.            Expenses and Compensation. (a) Portfolio Manager shall not be liable for any expenses of the Portfolio or the Trust, including, without limitation: (i) brokerage and custodial fees, commissions and handling charges, transfer fees, registration costs and other expenses and fees reasonably related to the purchase, sale, preservation or transmittal of Account assets in accordance with this Agreement, including any portion of such commissions attributable to research and brokerage services; (ii) taxes payable in relation to all transactions, assets, income and profits with respect to the Account; and (iii) any similar costs and investment-related expenses arising out of transactions effected on behalf of the Account. Notwithstanding the foregoing, Portfolio Manager shall bear its own operating and overhead expenses attributable to the provision of its investment management services, as well as all travel and related expenses.

(b) Subject to the foregoing, the actual fee that Portfolio Manager shall be entitled to receive from the Portfolio shall be calculated daily and payable monthly in arrears, at the annual rate of 0.85% on the first $50 million of Combined Assets; 0.70% on the next $50 million of Combined Assets; 0.60% on the next $100 million of Combined Assets; and 0.55% on Combined Assets in excess of $200 million. Fees for partial periods shall be prorated for the portion of the period for which services were rendered. For purposes of this Agreement “Combined Assets” shall mean the sum of the net assets of (i) the Account and (ii) any other assets of the Trust managed by Portfolio Manager. For avoidance of doubt, Trust assets will be valued in accordance with the Trust’s Procedures for Determining Net Asset Value for the Trust.

This Amendment may be executed in any number of counterparts by the parties hereto (including facsimile transmission), each of which counterparts when so executed shall constitute an original, but the counterparts when together shall constitute the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed and delivered by their respective duly authorized representatives as of the date first above written.

HC CAPITAL TRUST

/s/ Mark Hausmann
By: Mark Hausmann
Title: Assistant Treasurer

ECHO STREET CAPITAL MANAGEMENT, LLC

/s/ Kelly Skura
By: Kelly Skura
Title: CFO